Matthew C. Dallett Partner Direct Telephone: 617-239-0303 Direct Fax: 866-955-8690 matthew.dallett@lockelord.com

By EDGAR

February 3, 2017

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: David L. Orlic, Special Counsel, Office of Mergers and Acquisitions

Re:	Sevcon, Inc.
Definitive Additional Soliciting Material
Filed January 25, 2017
Response dated February 2, 2017
File No. 001-09789

Ladies and Gentlemen:

On behalf of Sevcon, Inc., this responds to the February 2, 2017 letter from David L. Orlic, Special Counsel, Office of Mergers and Acquisitions, to Paul N. Farquhar, Vice President and Chief Financial Officer of Sevcon, Inc., providing a comment of the staff of the Securities and Exchange Commission on Sevcon’s response to the staff’s prior comment on the Definitive Additional Soliciting Material filed on January 25, 2016. For your convenience, the comment in Mr. Orlic’s letter is restated below, followed by Sevcon’s response.

General

1.	We note your response to our prior comment 1. The statement “urg[ing] Mr. Morris to do the right thing for stockholders and withdraw the proxy campaign now” appears to go beyond a statement of “how the security holder intends to vote and the reasons therefor” contemplated by Rule 14a-1(l)(2)(iv). Please provide an alternative analysis assessing whether Bassi is a participant in your solicitation, including whether any exemption is available under Rule 14a-2(b)(1), paying due regard to Rule 14a-2(b)(1)(x). Include a description of any communications between Bassi and Sevcon in this matter.

Response:

As stated in our last response, the Bassi press release does not cause Bassi Holding S.r.l. to fall under any of the definitions of “participant” listed in Instruction 3(a), including the catch-all in clause (vi) (“Any person who solicits proxies”), because it is not soliciting. The Bassi press release does not meet any aspect of the definition of “solicit” or “solicitation” in SEC Rule 14a-1(1) as it is not a request for a proxy, a request to execute or not to execute, or to revoke, a proxy, or the furnishing of a form of proxy. The statement within the release “urg[ing] Mr. Morris to do the right thing for stockholders and withdraw the proxy campaign now” does not change that.

Securities and Exchange Commission February 3, 2017 Page 2

You suggest that that statement “appears to go beyond a statement of ‘how the security holder intends to vote and the reasons therefor’ contemplated by Rule 14a-1(l)(2)(iv).” Even if true, that wouldn’t make it a solicitation. Subsection (l)(2) doesn’t stand alone; it provides exceptions for actions that would otherwise be “solicitations” under subsection (l)(1). (Note the “however” in the introduction to subsection (l)(2).) An action that is not a solicitation under subsection (l)(1) doesn’t need an exception under subsection (l)(2).

You ask us to provide an analysis of whether any exemption is available under Rule 14a-2(b)(1), “paying due regard to Rule 14a-2(b)(1)(x).” Rule 14a-2(b)(1) provides exemptions for certain specified solicitations. It is inapplicable if the person described is not engaged in a solicitation. For the reasons stated above, the Bassi press release was not a solicitation. It did not ask stockholders to do anything at all; it was a direct request to the dissident director to withdraw his wasteful and disruptive actions.

You ask for a description of any communications between Bassi and Sevcon in this matter. A member of the Bassi family was upset because the dissident director had been emailing him, criticizing Sevcon’s board of directors and pressuring him to vote for the dissident’s nominees (without filing those communications with the SEC as he was required to do by Rule 14a-12). The Bassi family member contacted Sevcon’s Chief Executive Officer and asked how to get the dissident director off his back. The Chief Executive Officer suggested that the Bassis could make a public statement of their position and hope that that would work.

Please call me at (617) 239-0303 if you have any questions about this. Thank you for your attention to it.

Sincerely,

/s/ Matthew C. Dallett

Matthew C. Dallett

cc: Proxy Committee of Sevcon, Inc. Board of Directors